Sanderson Farms, Inc.

General Offices

Post Office Box 988

Laurel, Mississippi 39441-0988

(601) 649-4030

February 8, 2012

VIA EDGAR TRANSMISSION

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Sanderson Farms, Inc., File No. 001-14977

Form 10-K for the Fiscal Year Ended October 31, 2011

Dear Mr. Shenk:

We respond to your letter dated January 20, 2012 that sets forth the staff’s comments on the referenced report. For the staff’s convenience, we have reproduced the staff’s original comment in bold before each response. As discussed in your telephone conversation with our counsel, Maureen Gershanik, on January 23, 2012, we understand that you are not requesting that we amend our past reports, but rather that we include revised disclosures in our future filings to address your comments.

Item 7A – Quantitative & Qualitative Disclosure about Market Risk, page 35

1.	We note your market risk disclosure on interest rates on debt agreements as well as commodities you purchase, primarily corn and soybean, for use in manufacturing feed for chickens. In accordance with Item 305(a)(1)(ii)(A) of Regulation S-K, please expand your market risk discussion to include sensitivity analysis disclosure, as specified in the above guidance, that may result from hypothetical changes in interest rates and commodity prices on the various items. Please revise accordingly.

Item 305(a) of Regulation S-K requires a registrant to provide quantitative disclosures about market risk sensitive instruments in one of three alternative disclosure formats. The alternative format set forth under Item 305(a)(1)(ii)(A) is a sensitivity analysis disclosure that expresses the potential loss in future earnings, fair values or cash flows of market risk sensitive instruments resulting from one or more selected hypothetical changes in interest rates, foreign currency exchange rates, commodity prices and other relevant market rates or prices over a selected period of time.

The Company does not enter into “market risk sensitive instruments” that would be subject to the disclosure requirement of Item 305(a). This is because the Company purchases physical commodities, not derivative financial instruments such as puts, calls or straddles that derive their value from the value of an underlying commodity. Nevertheless, the Company will provide in its future filings a sensitivity analysis that describes the impact on Company earnings (both positive and negative) of hypothetical changes in the market prices of various commodities used by the Company over a selected period of time.

With respect to the impact of hypothetical changes in interest rates, the Company believes that the potential effects of near term changes in interest rates on the Company’s debt obligations would not be material, and the Company’s states that belief in its current disclosure under Item 7A. The Company will include in its future filings a sensitivity analysis of the potential effects of changes in interest rates, to the extent that the Company concludes in the future that such effects would be material.

The Company’s proposed revised disclosure with respect to changes in commodity prices is attached to this letter as Exhibit A and is marked to show changes from the Company’s disclosure contained in its 2011 Annual Report on Form 10-K.

Item 8. – Financial Statements and Supplementary Data

Note 1. Significant Accounting Policies

Business, page 42

2.	Reference is made to your disclosure of gross sales by major product lines. In view of the amount of aggregate difference between your gross sales and net sales (as reported in the consolidated statement of operations), please disclose the nature and amount of each material type of reduction to gross sales in arriving at net sales and also include a revenue recognition policy that clearly and completely addresses the accounting treatment for each of these items. Please revise accordingly.

3.	We also suggest that the amounts and types of gross sales (currently disclosed in the narrative) and reductions to gross sales as noted above be disclosed in tabular format in the notes reconciled to net sales as presented in the consolidated statement of operations. We encourage this disclosure as we believe this will enable investors to more easily analyze the information and corresponding changes from period to period. Please advise and revise accordingly.

4.	We note that one of your customers accounted for more than 10% of your consolidated sales for each of the years ended October 31, 2011, 2010 and 2009. Please revise to disclose the actual percentage of total sales this customer represented or the total amount of sales to this customer for each of the three years. Please see ASC 280-10-50-42 for further guidance.

In future filings, we will disclose the nature and amount of each material reduction to gross sales used to arrive at net sales for the reporting period, in a tabular reconciliation format. The Company’s proposed format for this disclosure is attached to this letter as Exhibit B.

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In addition, we will include the following description of our revenue recognition policy for these items:

Generally, revenue is recognized in connection with a transaction when the Company has agreed to sell, and our customer has agreed to purchase, a specific quantity of product, when delivery has occurred, when the price to the buyer has been fixed, and when collectability is reasonably assured. For most customers, this occurs when the product is delivered to customers, which for domestic sales usually occurs at the time of shipment. Revenue on certain international sales is recognized upon transfer of title, which may occur after shipment. Revenue is recognized as the net amount estimated to be received after deducting estimated amounts for discounts, cooperative advertising allowances, product terms and other items.

In addition, we will disclose in future filings the dollar amount of sales (and corresponding percentage of our total sales) that we made to each customer that accounted for more than 10% of our consolidated sales in any of the preceding three fiscal years.

Property, Plant and Equipment, page 43

5.	We note that you depreciate property, plant and equipment either using the straight line method or the units of production method. However, your disclosure on page 34 under critical accounting policies states that your property, plant and equipment is depreciated using the straight line method. Please advise and clarify, accordingly.

The Company uses both the straight line method and the units of production method to depreciate property, plant and equipment, and we will clarify this in our disclosure of critical accounting policies in future filings.

Self-Insurance Programs, page 43

6.	We note you maintain a self-insurance program for both workers compensation benefits and employee-related health care benefits. You also describe this as a critical accounting policy and estimate in Item 7 (page 34). Please expand your accounting policy in the notes to disclose how you recognize expenses, including whether you accrue for both known claims as well as claims incurred but not reported. Also, please state if you have incurred any material subsequent adjustments in any of the reporting periods from the amounts initially accrued in a prior period including the reason(s) for such adjustment. Please revise accordingly.

We accrue expenses in our workers compensation and employee health benefit plans for both known claims as well as claims incurred but not reported. We have not had any material subsequent adjustments in any of the reporting periods covered by our 2011 Form 10-K of amounts initially accrued in a prior period. We will revise our disclosure in future filings to include these points.

* * * * *

Please let us know whether the Company’s responses and its proposed revised disclosures are satisfactory to the staff.

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The Company acknowledges that:

1. the Company is responsible for the adequacy and accuracy of the disclosures in the referenced filing;

2. staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our response, please contact me at (601) 649-4030 or our counsel, Maureen Brennan Gershanik, at (504) 586-5278.

Very truly yours,

SANDERSON FARMS, INC.

By:	/s/ D. Michael Cockrell
D. Michael Cockrell
Chief Financial Officer and Treasurer

cc:	Sanderson Farms, Inc. Audit Committee

Mr. Brian Rotolo, CPA, Ernst & Young LLP

Mr. Henry E. Chatham, Jr., Wise Carter Child & Caraway, P.A.

Mr. Louis Y. Fishman, Fishman Haygood Phelps Walmsley Willis & Swanson, L.L.P.

Ms. Maureen Brennan Gershanik, Fishman Haygood Phelps Walmsley Willis &

Swanson, L.L.P.

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Exhibit A

Form 10-K for the Fiscal Year Ended October 31, 2011

. . .

Item 7A.	Quantitative and Qualitative Disclosure About Market Risk.

The Company is a purchaser of certain commodities, primarily corn and soybean meal, for use in manufacturing feed for its chickens. As a result, the Company’s earnings are affected by changes in the price and availability of such feed ingredients. Feed grains are subject to volatile price changes caused by factors described below that include weather, size of harvest, transportation and storage costs and the agricultural policies of the United States and foreign governments. The price fluctuations of feed grains have a direct and material effect on the Company’s profitability.

Generally, the Company purchases feed ingredients for deferred delivery from one month to six months after the time of purchase. The Company sometimes purchases its feed ingredients for prompt delivery to its feed mills at market prices at the time of such purchases. The grain purchases are made directly with our usual grain suppliers, which are companies in the regular business of supplying grain to end users, and do not involve options to purchase. Such purchases occur when senior management concludes that market factors indicate that prices at the time the grain is needed are likely to be higher than current prices, or where, based on current and expected market prices for the Company’s poultry products, management believes it can purchase feed ingredients at prices that will allow the Company to earn a reasonable return for its shareholders. Market factors considered by management in determining whether or not and to what extent to buy grain for deferred delivery include:

•	Current market prices;

•

Current and predicted weather patterns in the United States, South America, China and other grain producing areas, as such weather patterns might affect the planting, growing, harvesting and yield of feed grains;

•	The expected size of the harvest of feed grains in the United States and other grain producing areas of the world as reported by governmental and private sources;

•	Current and expected changes to the agricultural policies of the United States and foreign governments;

•	The relative strength of United States currency and expected changes therein as it might impact the ability of foreign countries to buy United States feed grain commodities;

•	The current and expected volumes of export of feed grain commodities as reported by governmental and private sources;

•

The current and expected use of available feed grains for uses other than as livestock feed grains (such as the use of corn for the production of ethanol, which use is impacted by the price of crude oil); and

•	Current and expected market prices for the Company’s poultry products.

The Company purchases physical grain, not financial instruments such as puts, calls or straddles that derive their value from the value of physical grain. Thus, the Company does not use derivative financial instruments as defined ~~by~~ in ASC 815, “Accounting for Derivatives for Instruments and Hedging Activities~~.~~,” or any market risk sensitive instruments of the type contemplated by Item 305 of Regulation S-K. The Company does not enter into any derivative transactions or purchase any grain-related contracts other than the physical grain contracts described above.

Although the Company does not use derivative financial instruments as defined in ASC 815 or purchase market risk sensitive instruments of the type contemplated by Item 305 of Regulation S-K, the commodities that the Company does purchase for physical delivery, primarily corn and soybean meal, are subject to price fluctuations that have a direct and material effect on the Company’s profitability as mentioned above. During fiscal 2011, the Company purchased approximately 89.3 million bushels of corn and approximately 698,000 tons of soybean meal for use in manufacturing feed for its live chickens. Thus, a $1.00 change in the average market price paid per bushel for corn would have impacted the Company’s cash outlays for corn by approximately $89.3 million in fiscal 2011. Likewise, a $10.00 change in the price paid per ton for soybean meal would impact the Company’s cash outlays by approximately $6.98 million.

Although changes in the market price paid for feed grains impact cash outlays at the time the Company purchases the grain, such changes do not immediately impact cost of sales. The cost of feed grains is recognized in cost of sales, on a first-in-first-out basis, at the same time that the sales of the chickens that consume the feed grains are recognized. Thus, there is a lag between the time cash is paid for feed ingredients and the time the cost of such feed ingredients is reported in cost of goods sold. For example, corn delivered to a feedmill and paid for one week might be used to manufacture feed the following week. However, the chickens that eat that feed might not be processed and sold for another 48-62 days, and only at that time will the costs of the feed consumed by the chicken become included in cost of goods sold.

During fiscal 2011, the Company’s average feed cost per pound of poultry products sold totaled $0.3807 per pound. Feed costs per pound of poultry products sold consist primarily of feed grains, but also include other feed ingredients such as vitamins, fat and mineral feed supplements. The average feed cost per pound is influenced not only by the price of feed ingredients, but also by the efficiency with which live chickens convert feed into body weight. Factors such as weather, poultry husbandry, quality of feed ingredients and the quality and health of the bird, among others, affect the quantity of feed necessary to mature chickens to the target live weight and the efficiency of that process. Generally, however, a $1.00 change in the average price paid per bushel of corn fed to a chicken during its life would have impacted average feed cost per pound of chicken products sold by $0.0319, based on the quantity of grain actually purchased in fiscal 2011. Similarly, a $10.00 change in the average price paid per ton of soybean meal would have influenced the average feed cost per pound of chicken products sold by $0.0025 in fiscal 2011.

The following table shows the impact of hypothetical changes in the price of corn and soybean meal on both the Company’s cash flow and cost of good sold, based on quantities actually purchased in fiscal 2011:

Feed Ingredient	Quantity Purchased in Fiscal 2011	Hypothetical Price Change	Impact on Cash Outlay	Ultimate Impact on Feed Cost per Pound of Poultry Products Sold

Corn	89.3 million bushels	$1.00 per bushel	$89.3 million	$0.0319/pound sold

Soybean meal	698,000 tons	$10.00 per ton	$6.98 million	$0.0025/pound sold

The Company’s interest expense is sensitive to changes in the general level of interest rates in the United States. The Company maintains certain of its debt as fixed rate in nature to mitigate the impact of fluctuations in interest rates. The fair value of the Company’s fixed rate debt approximates the carrying amount at October 31, 2011. Management believes the potential effects of near-term changes in interest rates on the Company’s debt are not material.

~~The Company is a party to no other market risk sensitive instruments requiring disclosure.~~

EXHIBIT B

RECONCILIATION OF GROSS SALES TO NET SALES

Category	Year	Gross Sales $ million	Commissions $ million	Sales Allowances, Customer Allowances and Customer Allowances for Advertising $ million	Other(1) $ million	Net Sales $ million
Fresh Ice Packed Chicken	2009	254.1	2.9	8.3	5.3	237.6
	2010	308.0	3.2	9.7	5.8	289.3
	2011	263.9	3.9	8.5	5.3	246.2
Chill Pack Chicken	2009	584.4	4.1	10.2	2.5	567.6
	2010	576.2	4.3	10.4	2.4	559.1
	2011	670.1	6.0	8.5	3.2	652.4
Frozen Chicken	2009	198.2	0.0	0.0	0.9	197.3
	2010	218.1	0.0	0.0	3.2	214.9
	2011	272.0	0.0	0.0	1.8	270.2
Fresh CVP Chicken	2009	640.9	1.1	3.4	3.5	632.9
	2010	730.0	1.2	4.6	3.8	720.4
	2011	690.8	1.8	6.0	4.0	679.0
Partially Cooked Chicken	2009	133.7	0.7	0.1	0.0	132.9
	2010	122.5	0.7	0.2	0.1	121.5
	2011	107.9	1.0	0.4	0.1	106.4
Mechanically Deboned Meat	2009	21.2	0.0	0.0	0.0	21.2
	2010	20.3	0.0	0.0	0.0	20.3
	2011	23.9	0.0	0.0	0.0	23.9
Totals	2009	1,832.5	8.8	22.0	12.2	1,789.5
	2010	1,975.1	9.4	24.9	15.3	1,925.5
	2011	2,028.6	12.7	23.4	14.4	1,978.1

(1)	Other deductions include short weights, credit memos, rebates and other items, none of which items, individually, is material.

B-1